Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

January 5, 2018

Via EDGAR

Ms. Michelle Miller Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	Western Capital Resources, Inc. (the “Company”) Form 10-K Filed March 31, 2017 File No. 000-52015

Dear Ms. Miller:

This letter responds on behalf of the Company to your comment letter dated December 21, 2017, with respect to the above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter each of your original comments (in bold) followed by our response.

Form 8-K filed October 26, 2017

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1 Slideshow presentation

1.	It is not appropriate to label a non-GAAP measure as Net Income and Net Income Per Share that exclude goodwill impairments and that are understood by investors to be computed in accordance with U.S. GAAP. In future presentations, please revise to present these non-GAAP measures as Adjusted Net Income and Adjusted Net Income Per Share or some other description that does not imply that these non-GAAP measures are computed in accordance with U.S. GAAP.

RESPONSE: We note your concern and, having studied the guidance on this topic, we agree with your comment. In our future filings, we will present these non-GAAP measures and identify them without implying they are computed in accordance with U.S. GAAP.

2.	We note your presentation of EBITDA includes an adjustment for the impairment of goodwill. Measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Please revise your presentation in future filings. Refer to Question 103.1 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Ms. Michelle Miller

Staff Accountant

Office of Financial

January 5, 2018

RESPONSE: We have studied the referenced C&DI and agree that in our future filings we will not present non-GAAP measures with descriptions using EBITDA and that exclude items other than interest, taxes, depreciation and amortization.

3.	It appears that you are presenting Cash Earnings and Cash Earnings Per Share as liquidity measures. Non-GAAP liquidity measures that exclude charges or liabilities that required cash settlement should not be presented, including on a per share basis. Please revise your presentation in future filings. Refer to Questions 100.01 and 102.05 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: We have studied the referenced C&DI and agree that in our future filings we will not present non-GAAP liquidity measures that exclude charges or liabilities requiring cash settlement.

4.	You present Pre-tax Income (GAAP) of $9,902 in 2016. Please revise your presentation in future filings to reconcile from Income before Income taxes of $2,343 in 2016 as presented in your GAAP Consolidated Statements of Income. Please also provide this reconciliation for all periods presented.

RESPONSE: We acknowledge your comment and agree that in our future filings we will present the appropriate reconciliations you request.

* * * * *

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

Paul D. Chestovich

cc:	John Quandahl
Angel Donchev